Mail Stop 6010

May 31, 2006

Melvin Gagerman, Chairman and Chief Financial Officer
Aura Systems Inc.
2330 Utah Avenue
El Segundo, California 90245

Via U S Mail and FAX [ (310) 643-7457 ]

      **Re:    Aura Systems Inc.**
               **Form 8-K for Item 4.01**
               **Filed May 30, 2006**
               **File No. 0-17249**

Dear Mr. Gagerman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

**Form 8-K Filed May 30, 2006**

1. We note you have engaged the accounting firm of Hamid & Kabani as principal independent auditor. We also note that the firm of Hamid & Kabani has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Form 8-K for Item 4.01

after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Hamid & Kabani which should include an Exhibit 16 letter from Hamid & Kabani.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant